Exhibit 99.5

NICE Wins Four Globee® Awards for Setting the Industry Benchmark for
Excellence

NICE recognized for cutting-edge innovation and improving relationships with customers and employees

Hoboken, N.J., September 9, 2019 – NICE (Nasdaq: NICE) today announced that it has been honored with four Globee awards. A global business awards program, the Globee Awards recognize companies that set the industry benchmark for excellence. Judges across a broad spectrum of industries from around the world participated and their average scores determined the 2019 award winners.

The following NICE solutions have been honored with Globee awards:

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NICE Robotic Process Automation was named the Gold winner in the 'Milestone of the Year' category for the unique personification of its Desktop Automation technology. The launch of NEVA, the market's very first employee virtual attendant focused on helping employees, revolutionized the industry last year. NEVA offers employees real time and context specific process guidance and performs varied tasks on their behalf, thus freeing them up to focus on creating meaningful and personalized customer service experiences.

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NICE Employee Virtual Attendant (NEVA) took a Silver Globee award for being the world’s first employee virtual assistant designed with the employee in mind. NEVA’s intelligent, AI driven interface responds to voice or text communication from employees. By executing admin related mundane tasks, NEVA unlocks the best potential from front and back office employees, enabling them to focus more on the customer interaction. With the ability to automate tasks in real-time and handle all the process driven admin, NEVA frees up the employee to focus more on interacting and connecting with the customer, with an added human touch.

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NICE Performance Management (NPM) enables customers to achieve their contact center objectives by focusing on the employee and driving their performance and engagement. NPM brings together oceans of data from multiple sources and provides a single picture of contact center performance. Using Artificial Intelligence (AI) it points to what is required for employees to achieve their goals. NPM drives employee improvement and engagement via personalized performance programs. NPM was named the Gold winner in the Corporate Learning/Workforce Development sub-category under the IT or Cybersecurity category.

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NICE Compliance Center was presented a Gold Globee for excellence in the Privacy and Security sub-category. NICE Compliance Center empowers contact centers to make privacy a customer experience differentiator. Leveraging automation and analytics, it creates a virtuous cycle for better control of Personally Identifiable Information (PII) and offers dedicated mechanisms for proactive and corrective actions for all compliance activities.

Barry Cooper, President, NICE Enterprise Product Group, said, "We believe that for organizations to succeed in today's customer experience driven world, they must be empowered with innovative solutions that create personalized connections with their customers and engage and inspire their employees. We're excited with these Globee awards that recognize the contribution of our solutions in this exciting time."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.